UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Cresud Inc.
(Name of Issuer)
Common Stock, Par Value 1.00 Peso per Share
(Title of class of securities)
226406106
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
February 12, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 226406106	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	24,941,740
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	24,941,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		24,941,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.97%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 226406106	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	24,941,740
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	24,941,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		24,941,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.97%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 226406106	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	24,941,740
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	24,941,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		24,941,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.97%
14	TYPE OF REPORTING PERSON:		CO

_________________________

This Amendment No. 4 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2008, with respect to the common stock, par value 1.00 Peso per share (the “Common Stock”), of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine corporation (“Cresud” or the “Company”) as previously amended (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)       The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. All percentages in this Item 5 are based on 501,536,281 shares of Common Stock outstanding as of December 31, 2008 (the “Outstanding Common Stock”), as reported on a Form 6-K filed by Cresud on February 10, 2009.

(i) Baldwin owns an aggregate of 24,941,740 shares of Common Stock, representing approximately 4.97% of the Outstanding Common Stock.

(ii) By virtue of its ownership of all of the outstanding shares of Baldwin, for the purposes of this Amendment, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iii) By virtue of its ownership of all of the outstanding shares of Phlcorp, for the purposes of this Amendment, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Amendment, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

(b)       The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment and Item 5(a) hereof are incorporated herein by reference. Leucadia, Phlcorp and Baldwin may be deemed to share voting and dispositive power with respect to all shares of Common Stock beneficially owned by Baldwin reflected in this Amendment.

(c)       On February 12, 2009 Baldwin sold, in a private transaction, 870,000 American Depository Shares (“ADSs”) representing 8,700,000 shares of Common Stock at $7.26 per ADS and 33,641,743 Warrants convertible into 11,213,913 shares of Common Stock at a price of $0.03 per Warrant, for a total sale price of $7,281,912.08.

(d)	Not applicable.

(e)       On February 12, 2009, upon consummation of the transaction described in Item 5(c) above, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2009

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President and Chief Financial Officer

PHLCORP, INC.

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President